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                               June 30, 2023

       Amro Albanna
       Chief Executive Officer
       Aditxt, Inc.
       737 N. Fifth Street, Suite 200
       Richmond, VA 232129

                                                        Re: Aditxt, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 17,
2023
                                                            File No. 001-39336

       Dear Amro Albanna:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9A. Controls and Procedures, page 48

   1.                                                   Please amend your Form
10-K to provide management   s report
                                                        on internal control
over financial reporting as of December 31, 2022 as required by Item
                                                        308(a) of Regulation
S-K. Include the framework management used to evaluate the
                                                        effectiveness of
internal control over financial reporting and a definitive conclusion as to their effectiveness in
accordance with Items 308(a)(2) and 308(a)(3) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Amro Albanna
Aditxt, Inc.
June 30, 2023
Page 2

      You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 with any questions.



FirstName LastNameAmro Albanna                         Sincerely,
Comapany NameAditxt, Inc.
                                                       Division of Corporation
Finance
June 30, 2023 Page 2                                   Office of Life Sciences
FirstName LastName